August 25, 2011

Ms. Celeste Murphy

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Re:

Digagogo Ventures Corp.

Form 8-K/A

Filed August 10, 2011

File No. 333-166494

Dear Ms. Murphy:

Digagogo Ventures Corp., a Delaware corporation (the “Company”), has received and reviewed your letter of August 16, 2011, pertaining to the Company’s Amended Current Report on Form 8-K/A (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on August 10, 2011.

Specific to your comments, our responses below are in addition to those filed via the Edgar system.

The following numbered responses correspond to those numbered comments set forth in the comment letter dated August 16, 2011.

General

1.

 We note that on August 10, 2011 the British Columbia Securities Commission issued a Cease Trade Order with respect to your securities, which can be found on their website at http://www.bcsc.bc.ca/comdoc.nsf/WebPolicies?OpenView&Start=1&Count=1000&Expand=1.1#1.1. The Cease Trade Order references material omissions from, among other filings, your Form 8-K. Please revise your Form 8-K to address the Cease Trade Order and each of the issues raised therein. Explain Mr. Branconnier's involvement with the company, including his relationship with the purchaser of a license from the company (referenced in paragraph six of the Cease Trade Order).

RESPONSE:

The Cease Trade Order (the “CTO”) issued by the British Columbia Securities Commission (“BCSC”) raises four concerns regarding Mr. Branconnier’s relationship to the Company.  First, the CTO states that the Company failed to disclose that Mr. Branconnier is an officer and director of the Company.  Second, the CTO states that the Company failed to disclose that Mr. Branconnier made a personal loan to Mr. Fernando Londe to acquire the control block of the Company.  Third, the CTO states that the Company failed to disclose the relationship between the purchaser of the license from the Company and Mr. Branconnier.  Lastly, the CTO states that the Company failed to disclose the nature and extent of Mr. Branconnier’s involvement with the Company as a promoter (in addition to his roles as officer and director).

Initially, and as requested, Mr. Branconnier is involved with the Company as a consultant only.  In that capacity, Mr. Branconnier assists the Company with the implementation of its business model and in efforts related to the branding and marketing of the Company’s products (the “Services”).

With respect to the various issues raised by the CTO, each such issue is addressed below.

DIGAGOGO VENTURES CORP.

645 Griswold St., Suite 3500

Detroit, Michigan 48226-4120

First, the only officers and directors of the Company are those that have been fully disclosed previously in filings with the Commission on EDGAR.  Mr. Branconnier is not now, nor has he ever been, an officer or director of the Company and there is no evidence to suggest that Mr. Branconnier has any direct or indirect control over the Company’s management.  Mr. Branconnier’s sole involvement with the Company has been as a business consultant rendering the Services as described above.

Though the BCSC has alleged that Mr. Branconnier is a promoter, officer and director of the Company, the Company has not been made aware of any facts or evidence that would support the BCSC’s position that Mr. Branconnier is, directly or indirectly, controlling the affairs of the Company.  Mr. Londe voluntarily spoke to the BCSC about this issue and this discussion made it clear that Mr. Branconnier is a consultant, but not a director or officer of the Company.  Perhaps more importantly, the BCSC has made these allegations without producing any substantive documentation to support their allegations. The BCSC has also advised that there is no investigation order.  This strongly suggests that the BCSC does not have an evidentiary foundation for the incorrect conclusion they appear to have reached regarding Mr. Branconnier.

Second, with regard to the loan from Mr. Branconnier to Mr. Londe, this was a private transaction between two close friends, not involving the Company.  However, if the Commission would prefer that these facts be disclosed, the Company will further revise its Form 8-K originally filed with the Commission on April 14, 2011 (the “Super 8-K”) to include such information. Although we are unaware of any rule requiring such disclosure, especially considering this was a personal loan between two life-long friends, the Company will include such information if requested by the Commission.

Third, the Company has not finalized any agreement with Dennis Branconnier (“Dennis”), the brother of Mr. Branconnier, involving the sale of the license in question from the Company.  As such, to date, there has been no purchase by Dennis of any license from the Company.  To this end, the only prior written documentation existing by and between the Company and Dennis was a letter of intent (the “LOI”), which, between the date of the filing of the most recent Super 8-K/A on August 10, 2011 and this amendment, has been terminated.  As such, all reference to the LOI has been removed from the Super 8-K.

Finally, we do not believe that Mr. Branconnier is a promoter under Rule 405 of Regulation S-K.  Rule 405 provides that a promoter includes “(i) [a]ny person who, acting alone or in conjunction with one or more other persons, directly or indirectly takes initiative in founding and organizing the business or enterprise of an issuer; or (ii) [a]ny person who, in connection with the founding and organizing of the business or enterprise of an issuer, directly or indirectly receives in consideration of services or property, or both services and property, 10 percent or more of any class of securities of the issuer or 10 percent or more of the proceeds from the sale of any class of such securities. However, a person who receives such securities or proceeds either solely as underwriting commissions or solely in consideration of property shall not be deemed a promoter within the meaning of this paragraph if such person does not otherwise take part in founding and organizing the enterprise.”

Based on the facts and circumstances as set forth herein and as follows, Mr. Branconnier should not be considered a promoter as: i) Mr. Branconnier did not participate in founding or organizing the Company (the organization of the Company was effected solely by Mr. Fernando Londe, the Company’s Chief Executive Officer, Chief Financial Officer and sole director months after Mr. Londe acquired his shares); ii) Mr. Branconnier has not received shares of the Company’s common stock or proceeds, directly or indirectly, from the sale of shares of the Company’s common stock; and, (iii) Mr. Branconnier has no control over the Company, its actions or direction as all decisions are made solely by the Company’s officers and directors.

Status of Our Products, page 4

2.

Refer to the first five paragraphs of page five. We note disclosure indicating that you have recently acquired all of the assets and intellectual property of three companies, Swebby Inc., Blackswan Inventions Inc. and Banyan Tech Ventures Inc. pertaining to your three products. Such disclosure appears to be inconsistent with your representation that you currently do not have any propriety interests in your products. Please clarify. In this regard, describe for us in reasonable detail the consideration you have received from Swebby Inc., Blackswan Inventions Inc. and Banyan Tech Ventures Inc. in exchange for cash and shares. Describe for us any arrangements, agreements and understanding between the Registrant, its affiliates, officers and promoters and Swebby Inc., Blackswan Inventions Inc., Banyan Tech Ventures Inc., Lennox Pong, David Duprey and affiliates. Describe for us the circumstances under which you will acquire 100% ownership of your products.

RESPONSE:

Pursuant to the Asset Purchase Agreements that the Company entered into with Swebby, Inc., Blackswan Inventions Inc., Banyan Tech Ventures Inc., the Company acquired the software technology, and all associated intellectual property, of the DogoNet, DogoSearch and DogoPay products, respectively.  Copies of the Asset Purchase Agreements are filed with the SEC on July 7, 2011 as part of our Amended Current Report on Form 8-K/A.

The Company will own 100% of its DogoNet, DogoSearch and DogoPay products upon the Company’s full payment of the purchase price to Swebby, Inc., Blackswan Inventions Inc., Banyan Tech Ventures Inc., per the terms of the Asset Purchase Agreements.

There are no arrangements or agreements between the Company, its affiliates, officers and/or promoters with Swebby, Inc., Blackswan Inventions Inc., Banyan Tech Ventures Inc., Lennox Ong, David Duprey or any of their affiliates.

3.

Tell us also your consideration of whether historical financial statements and pro forma information for Swebby Inc., Blackswan Inventions Inc. and Banyan Tech Ventures Inc. will be required in accordance with Item 9.01 of Form 8-K.

RESPONSE:

On July 15, 2011, the Company filed a Current Report on Form 8-K with the Commission which included a disclosure pursuant to Item 2.01 regarding the acquisition by purchase of the DogoNet, DogoSearch and DogoPay software technologies from Swebby, Inc., Blackswan Inventions Inc., and Banyan Tech Ventures Inc., respectively (individually referred to as a “Vendor” or collectively as “Vendors”).  The software technology that the Company purchased from each Vendor was just one of several products offered for sale by the Vendor and did not represent a significant portion of the Vendor’s business.

Item 9.01 of Form 8-K requires that the financial statements of any business acquired shall be filed as part of a Current Report pursuant to Rule 3-05(b) of Regulation S-X or Rule 8-04(b) of Regulation S-X, for smaller reporting companies.  However, as discussed above, the Company did not acquire the businesses of the Vendors, but only an insignificant portion of the Vendors’ assets.  Each Vendor is an operating company with assets that far exceed the value of the sole software technology sold to the Company.  Each Vendor continues to operate and develop additional software products and services that are unrelated to the assets sold to the Company.  As the Company did not acquire the businesses of the Vendors through the relevant asset purchase agreements, the Company is not required to include the financial statements or pro forma financial information of the Vendors in the Super 8-K.

In connection with the Company’s responding to the comments set forth in the August 16, 2011 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the Edgar system. Thank you for your courtesies.

Very truly yours,

DIGAGOGO VENTURES CORP.

/s/ Fernando Londe

By: Fernando Londe

Title: Chief Executive Officer

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